Eddid Securities USA Inc.
Statement of Financial Condition
December 31, 2023

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SEC FILE NUMBER
8-70253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eddid Securities USA Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 Broadway, Suite 801
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hiu Fai Li		
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wei, Wei & Co. LLP
(Name – if individual, state last, first, and middle name)

133-10 39th Avenue	Flushing	NY	11354
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hiu Fai Li _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eddid Securities USA Inc _____ , as of 12/31 _____ , 2023 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

New York County - NY State

Sworn to before me on:

04 / 15 / 2024

Notary Public

TAREK M ELBARKATAWY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EL6413650
Qualified in New York County
My Commission Expires 02-01-2025

Signature:

Title: CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Eddid Securities USA Inc.
Index



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Eddid Securities USA Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eddid Securities USA Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Eddid Securities USA Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Eddid Securities USA Inc.'s management. Our responsibility is to express an opinion on Eddid Securities USA Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eddid Securities USA Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Eddid Securities USA Inc.'s auditor since 2019.

Flushing, NY
April 15, 2024

Eddid Securities USA Inc.
Statement of Financial Condition
As of December 31, 2023

ASSETS

Cash	$	272,674
Accounts receivable		158,032
Deposit held at clearing broker		3,027,338
Right-of-Use asset		45,756
Fixed assets		9,723
Other assets		73,302
Total assets	**$**	**3,586,825**

LIABILITIES

Due to parent	$	189,396
Accounts payable and accrued expenses		54,044
Advance from issuers		505,200
Lease liability		45,756
Total liabilities		**794,396**

STOCKHOLDER'S EQUITY

Common stock, $0.01 par value share	
1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	6,105,606
Deficit	(3,313,187)
Total stockholder's equity	**2,792,429**
Total liabilities and stockholder's equity	**$ 3,586,825**

The accompanying notes are an integral part of this financial statement.

Eddid Securities USA Inc.
Notes to Statement of Financial Condition
December 31, 2023

1. **Organization**

   Eddid Securities USA Inc. (the "Company"), was incorporated in Delaware on October 26, 2018. On August 2, 2019, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). On August 14, 2019, the Company received approval to become an introducing broker and is registered with the Commodity Futures Trading Commission ("CFTC") and is a member of National Futures Association ("NFA"). On December 28, 2022, the Company was acquired by Eddid International Financial Holding Ltd ("EIFHL" or "the Parent") pursuant to a Share Purchase Agreement signed on June 10, 2022, and received approval from FINRA on December 5, 2022, for the change of ownership.

   The Company operates pursuant to the (k)(2)(i) and (k)(2)(ii) exemptive provisions of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than as noted in Note 3. As a result, the Company is exempt from certain provisions and requirements of the SEC. The Company is also approved to conduct business in proprietary trading, to participate in firm commitment and best-efforts underwriting activities and also to provide M&A advisory services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all demand and time deposits and all highly liquid investments with an original maturity of 90 days or less to be cash and cash equivalents.

   The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2023, the accounts, at times, may exceed the insured limit; however, no losses have been incurred on the accounts. As of December   31, 2023, the Company's balance did not exceed the insured limit.

Eddid Securities USA Inc.
Notes to Statement of Financial Condition
December 31, 2023

Accounts Receivable

Accounts receivable is non-interest-bearing, no collateral obligations receivable in accordance with the terms, which can vary based on clients' creditworthiness.

Accounts receivables are stated at the amounts the Company expects to collect. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management considers a variety of factors when determining the collectability of specific customer accounts, such as creditworthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, estimate the portion, if any, of the balance will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The adoption of this accounting standard did not have a material impact on the Company's recognition of financial instruments within the scope of the standard.

Revenue Recognition
The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenue from contracts with its clients is recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. Most of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligations are satisfied.

2. Summary of Significant Accounting Policies (continued)

(1) Commissions:
Commission and fee revenues primarily arise from agency transactions in listed equity. Commission and fee revenues are recognized in the accounts on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

(2) Interest Income:
Interest income is reported on the accrual basis. Interest income primarily is in connection with deposits with its clearing firms, which are included in interest income in the statement of operations.

(3) Gains or Losses from Underwriting and Selling Group:
The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from selling securities in offerings in which the Company acts as an underwriter or selling group members. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy.

Fixed Assets
Furniture and equipment are stated at cost and is being depreciated over three to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Leases
The Company follows FASB ASC Topic 842 "Leases." This standard requires all leases with a term greater than 12 months to be recognized on the balance sheet through a "right of use" asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. The lease liability is initially recognized based on the present value of future lease payments with the discount rate based on the Company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Income Taxes
The Company was organized as a corporation for federal tax purposes. Income taxes are provided under the provisions of ASC 740, "Accounting for Income Taxes". Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. A valuation allowance is established for net deferred tax assets when it is more likely than not that all or some portion will not be realized.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained under audit, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2023, there are no uncertain tax positions.

Currently, the 2022, 2021 and 2020 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

3. **Accounts Receivable**

Accounts receivable is non-interest-bearing uncollateralized obligations receivable in accordance with the terms. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

As of December 31, 2023, the Company had an amount of $158,032 accounts receivable, of which an amount of $109,000 was the reimbursement from the issuers for underwriting business-related consulting or legal services fee paid by the Company on behalf of issuers. All projects are ongoing to scheduled and the Company has not recognized any allowance or provision related to accounts receivable.

4. **Clearing Broker Deposits**

The Company maintains securities clearing agreements with Velocity Clearing LLC and Velox Clearing LLC. Pursuant to these agreements, the Company is required to maintain a deposit account with each of the clearing firms in amounts determined to be based on the Company's transaction volume. As of December 31, 2023, the Company had total deposits of $3,027,338 at Velocity Clearing LLC and Velox Clearing LLC, of which approximately $350,000 represents the minimum maintenance requirement.

Eddid Securities USA Inc.
Notes to Statement of Financial Condition
December 31, 2023

5. **Fixed Assets**

   Details of fixed assets are as follows:

Computer and Equipment	$	31,236
Furniture and Fixtures		11,220
		42,456
Accumulated Depreciation		(32,733)
	$	9,723

   Depreciation expense for the year ended December 31, 2023, was $4,554.

6. **Related Party Balances and Transactions**

   The Company has an expense sharing agreement with Eddid International Financial Holding Ltd ("EIFHL" or "the Parent"). As of December 31, 2023, the Company had a payable of $189,396 due to the Parent. The Parent made payments on behalf of the Company for certain operating expenses. This amount is included in "Due to parent" on the statement of financial condition.

7. **Advance From Issuers**

   Advances from issuers are initially recognized as liabilities in the Company's statement of financial condition upon receipt. The Company may receive advance payment from issuers in connection with underwriting agreements for securities offerings. To comply with FINRA rule 5110(g), advances are against accountable expenses anticipated with actual incurrence, including counsel service, due diligence, background check, out of pockets expenses, and other services that are related to the deals. Remaining advanced balances will be returned to the issuers to the extent not actually incurred. upon completion of the offerings.

   As of December 31, 2023, the Company had an amount of $ 505,200 advances from issuers.

8. **Income Taxes**

   As of December 31, 2023, the Company had net operating loss carryforwards ("NOL") of approximately $3,300,000. The Company's net deferred tax asset before valuation allowance was approximately $1,100,000, primarily because of these net operating losses. The valuation allowance is estimated to be approximately $1,100,000 for the year ending December 31, 2023, increased approximately $241,000 comparing to 2022.

9. **Leases**

   The Company has two operating leases for office space and accommodations for certain employees. The office space lease have a term of 12 months and the Company elected not to recognize the "right-of-use" assets and lease liabilities. The lease for the employees' accommodations has a term of 16 months and the Company has a "right-of-use" asset and related lease liability of $45,756 on the statement of financial condition. The present value of the lease payments utilized an effective

interest rate of 8.5%. The Company recorded $74,064 of occupancy expenses in the statement of operations for the year ended December 31, 2023.

The remaining lease term was 1.25 years, and the following table presents the maturities of lease liabilities on operating leases:

For the year ended Dec.31		
2024	$	40,692
2025		7,573
Total lease payments		48,265
Less:imputed interest		2,509
Total		45,756

10. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company must maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.67% of aggregate indebtedness, or $49,909. As of December 31, 2023, the Company's net capital of $2,551,372 exceeded the required net capital minimum of $100,000 by $2,451,372. The Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, and its net capital ratio is 0.2934 to 1.

In addition, as an introducing-broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by CFTC Regulation 1.17) equivalent to or more than $45,000 or the minimum net amount required by the Rule, whichever is greater. However, the Company is currently subject to "Enhanced Supervisory Requirements" requiring a minimum capital of $250,000. As of December 31, 2023, the Company's net capital of $2,551,372, exceeded the required net capital minimum of $250,000 by $2,301,372.

11.   **Clearing broker and clearing expenses**

The Company signed clearing agreements with its clearing brokers, Velocity Clearing LLC, and Velox Clearing LLC, on a fully disclosed basis. The Company recorded $155,645 of clearing expenses in the statement of operations.

12.   **Employee Retirement Plan**

The Company sponsors a defined contribution 401(k) plan covering salaried and management employees who have reached the minimum age of 21. Employees may contribute to the plan an amount ranging from 1% to 100% of their compensation up to a maximum of $22,500 for 2023. Employees aged fifty and older can make an additional "catch-up" contribution of $6,500. The Company makes matching contributions equal to 100% of each participating employee's pretax contribution up to 1% of their total compensation with the matching contribution reducing to 50% of their pretax contribution up to 6% of their total compensation. For the year ended December 31, 2023, the Company incurred employer contribution expenses of $4,986 which was included in Compensation on the Statement of Operations.

13.   **Concentration of Credit Risk**

During the period ended December 31, 2023, 60% of the Company's revenues were derived from the selling group members.

14.   **Subsequent Events**

The Company has evaluated subsequent events through April 15, 2024, the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statements.

15.   **Going Concern Consideration**

Management acknowledges the ongoing losses incurred by the firm during the audited period. However, the parent company, Eddid International Financial Holdings, stands ready to provide capital support to the Company should the need arise. This commitment from the parent company is based on our ongoing discussions and understanding of its financial capacity and strategic objectives.

Furthermore, we would like to highlight that after the audited period, the Company experienced a positive turn in its financial performance. Specifically, during the first quarter following the audited year, the firm realized a positive net income. Additionally, the Company has secured several securities underwriting projects, which management anticipates will generate significant revenue for the company in the current year.